UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Rosetta Stone Inc.

(Name of Subject Company)

Rosetta Stone Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.00005 Per Share

(Title of Class of Securities)

CUSIP 777780107

(CUSIP Number of Class of Securities)

Sean Klein

General Counsel & Secretary

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

703-387-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Lillian Tsu

Tiffany Posil

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2020 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Rosetta Stone Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Empower Merger Sub Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Cambium Holding Corp., a Delaware corporation (“Parent”), which is a portfolio company of The Veritas Capital Fund VI, L.P., a Delaware limited partnership, disclosed in the Tender Offer Statement on Schedule TO, filed by Acquisition Sub and Parent with the SEC on September 15, 2020, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.00005 per share, of the Company at a purchase price of $30.00 per share, net to the holder in cash, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 15, 2020, and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text at the end of the last paragraph to the subsection titled “Regulatory Approvals–U.S. Antitrust Laws”:

“Early termination of the waiting period under the HSR Act was granted, effective September 21, 2020 at 4:27 p.m., Eastern Time. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining terms and conditions set forth in Section 13—“Conditions of the Offer” of the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rosetta Stone Inc.

Dated: September 22, 2020	By:	/s/ A. John Hass III
	Name:	A. John Hass III
	Title:	Chief Executive Officer and Chairman of the Board of Directors